CONFIDENTIAL

July 5, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of International Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: KWESST Micro Systems Inc.
Draft Registration Statement on Form F-1
Submitted July 5, 2022

Dear Sirs and Madams:

This letter is to inform the staff of the Division of International Corporation Finance of the Securities and Exchange Commission (the "SEC") that KWESST Micro Systems Inc. (the "Company") is submitting a draft registration on Form F-1 (the "Registration Statement") pursuant to the Securities Act of 1933, as amended, via EDGAR to the SEC for confidential non-public review.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to any road show for the offering being registered on the Registration Statement. If required, the Company also intends to provide updated financial statements in its public filing of the Registration Statement.

Thank you for your review of the Registration Statement. If you should have any questions regarding the Registration Statement or this letter, please do not hesitate to contact the undersigned at (613) 319-0537, or Richard Raymer or Nicholas Arruda of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or (416) 367-7377, respectively.

Sincerely, KWESST Micro Systems Inc.

/s/ Steven Archambault

Steven Archambault Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP

 Nicholas Arruda, Dorsey & Whitney LLP